

16001586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FEB 12 2016

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SEC FILE NUMBER
8-68661

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2015__ AND ENDING __DECEMBER 31, 2015__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BOWNE PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__130 DEWEY AVENUE__

(No. and Street)

__ALBERTSON__	__NY__	__11507__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__ROBERT ONESTI__   __516-741-8900__

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.

(Name – *if individual, state last, first, middle name*)

__5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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2A

OATH OR AFFIRMATION

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

BOWNE PARK CAPITAL, INC.

FINANCIAL REPORT

December 31, 2015

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2015

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. ("the Company"), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bowne Park Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2015 and Reconciliation of the Computation of Net Capital as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2015 and Reconciliation of the Computation of Net Capital as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 9, 2016

3

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	72,842
Other assets		829
Property and equipment, net		-
Total Assets	**$**	**73,671**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	6,500
Total Liabilities		6,500

Commitments and Contingencies

Stockholders' Equity:

Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$	30,000	
Additional paid-in capital		10,287	
Retained earnings		26,884	
Total Stockholders' Equity			67,171
Total Liabilities and Stockholders' Equity		$	73,671

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:

Consulting fees		$ 12,000
Interest		6
Total Revenues		12,006

EXPENSES:

Regulatory fees and expenses	$ 2,552	
Other expenses	12,533	
Total Expenses		15,085

NET LOSS $ (3,079)

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2015	$ 30,000	$ 10,287	$ 29,963	$ 70,250
Net Loss	-	-	(3,079)	(3,079)
Balances - December 31, 2015	$ 30,000	$ 10,287	$ 26,884	$ 67,171

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities:

Net Loss	$ (3,079)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in Operating Assets and Liabilities:	
Decrease in other assets	2,110
Increase in accounts payable and accrued expenses	1,200
Net Cash provided by Operating Activities	231
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities	-
Increase in Cash and Cash Equivalents	231
Cash and Cash Equivalents - Beginning of Year	72,611
Cash and Cash Equivalents - End of Year	$ 72,842
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 -   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities.. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Revenue Recognition

The Company records fees as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

NOTE 1 -   **Nature of Business and Summary of Significant Accounting Policies (Continued)**

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed though to its stockholder and taxed at the personal level.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly , such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents and accrued liabilities. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of these instruments.

NOTE 3 -   **Property and Equipment**

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	981
	$ 0

Depreciation expense was $ 0 for the year ended December 31, 2015.

NOTE 4 -   **Regulatory Requirements**

The Company's capital ratio was 9.80% versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $66,342 leaving an excess over requirements of $61,342.

NOTE 5 -   **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued and up to the time of filing of the financial statements with the Securities and Exchange Commission. The Company noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2015

CREDIT ITEMS:

Total Stockholders' Equity $ 67,171

DEBIT ITEMS:

Other assets   829

Net Capital   66,342

Less: Minimum Net Capital Requirement   5,000

Remainder: Net capital in excess of all requirements $ 61,342

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness $ 6,500
Divided by: Net Capital $ 66,342   =   9.80%

Net Capital Requirement:

Greater of:
Minimum net capital required (6.67% of $6,500) $ 433
Minimum dollar net capital requirement $ 5,000

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2015

Net capital - per Company's unaudited X-17A-5 Part II A Filing $ 66,342

Net Capital - per report pursuant to Rule 17a-5(d) $ 66,342

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bowne Park Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bowne Park Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1), (the "exemption provisions") and (2) Bowne Park Capital, Inc. stated that Bowne Park Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bowne Park Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowne Park Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

WOLINETZ, LAFAZAN & COMPANY. P.C.

Rockville Centre, New York
February 9, 2016

14

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

Bowne Park Capital, Inc.
130 Dewey Avenue
Albertson, New York 11507

EXEMPTION REPORT

Bowne Park Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    Robert J. Onesti

Title: __Chief Executive Officer__

February 9, 2016